                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934




                                  Rambus Inc.
        ---------------------------------------------------------------
                               (Name of Issuer)



                          Common Stock, $.001 par value
        ---------------------------------------------------------------
                         (Title of Class of Securities)




                                    750917106
                  --------------------------------------------
                                 (CUSIP Number)




                               Page 1 of 9 pages

-----------------------
  CUSIP NO. 750917106                   13G
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Goldman, Sachs & Co.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

          New York
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                              0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY                 1,275,169
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                              0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                              1,275,169
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9

          1,275,169
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11

          5.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

          BD-PN-IA
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 9 pages

-----------------------
  CUSIP NO. 750917106                   13G
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Goldman Sachs Group, L.P.


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF               0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                             1,275,169
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                             1,275,169
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,275,169

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      5.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      HC-PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 3 of 9 pages

Item 1(a).         Name of Issuer:
                   Rambus Inc.

Item 1(b).         Address of Issuer's Principal Executive Offices:
                   2465 Latham Street
                   Mountain View, CA  94040

Item 2(a).         Name of Persons Filing:
                   Goldman, Sachs & Co. and The Goldman Sachs Group, L.P.

Item 2(b).         Address of Principal Business Office or, if None, Residence:
                   85 Broad Street
                   New York, NY  10004

Item 2(c).         Citizenship:
                   Goldman, Sachs & Co. - New York
                   The Goldman Sachs Group, L.P. - Delaware

Item 2(d).         Title and Class of Securities:
                   Common Stock, $.001 par value

Item 2(e).         CUSIP Number:
                   750917106

Item 3.            Not applicable. This Schedule 13G was filed pursuant to Rule
                   13d-1(d).

Item 4.            Ownership./(1)/

          (a).     Amount beneficially owned:
                   See the response(s) to Item 9 on the attached cover page(s).

          (b).     Percent of Class:
                   See the response(s) to Item 11 on the attached cover page(s).

          (c).     Number of shares as to which such person has:

                   (i).      Sole power to vote or to direct the vote:
                                       See the response(s) to Item 5 on the
                                       attached cover page(s).


----------------------------------------
/(1)/   The Goldman Sachs Group, L.P. ("GS Group") and Goldman, Sachs & Co.
("Goldman Sachs") each disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which Goldman Sachs or employees of Goldman Sachs have voting or investment discretion, or both and (ii) certain investment entities, of which a subsidiary of GS Group or Goldman Sachs is the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than GS Group, Goldman Sachs or their affiliates.

                               Page 4 of 9 pages
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                   (ii).    Shared power to vote or to direct the vote:
                                       See the response(s) to Item 6 on the
                                       attached cover page(s).

                   (iii). Sole power to dispose or to direct the disposition of:
                                       See the response(s) to Item 7 on the
                                       attached cover page(s).

                   (iv). Shared power to dispose or to direct the disposition of:
                                       See the response(s) to Item 8 on the
                                       attached cover page(s).

Item 5.            Ownership of Five Percent or Less of a Class.
                            Not Applicable

Item 6.            Ownership of More than Five Percent on Behalf of Another
                   Person.
                            Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
                            See Exhibit (99.2)


Item 8.            Identification and Classification of Members of the Group.
                            Not Applicable

Item 9.            Notice of Dissolution of Group.
                            Not Applicable

Item 10.           Certification.
                            Not Applicable


                               Page 5 of 9 pages
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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 14, 1998


                                       THE GOLDMAN SACHS GROUP, L.P.


                                       By: /s/ Hans L. Reich
                                          ----------------------------------
                                       Name: Hans L. Reich
                                       Title: Attorney-in-fact



                                       GOLDMAN, SACHS & CO.


                                       By: /s/ Hans L. Reich
                                          ----------------------------------
                                       Name: Hans L. Reich
                                       Title: Attorney-in-fact




                               Page 6 of 9 pages

                                INDEX TO EXHIBITS


Exhibit No.      Exhibit
-----------      -------

   99.1 Joint Filing Agreement, dated February 14, 1998, between The Goldman Sachs Group, L.P. and Goldman, Sachs & Co.

   99.2          Item 7 Information


                               Page 7 of 9 pages
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                                                                  EXHIBIT (99.1)



                             JOINT FILING AGREEMENT



   In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on
Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, $.001 par value of Rambus Inc., and further agree to the filing of this agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.



Date:  February 14, 1998


                                          THE GOLDMAN SACHS GROUP, L.P.


                                          By: /s/ Hans L. Reich
                                             -------------------------------
                                          Name: Hans L. Reich
                                          Title: Attorney-in-fact


                                          GOLDMAN, SACHS & CO.


                                          By: /s/ Hans L. Reich
                                             -------------------------------
                                          Name: Hans L. Reich
                                          Title: Attorney-in-fact


                               Page 8 of 9 pages
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                                                                  EXHIBIT (99.2)



                               ITEM 7 INFORMATION



     The securities being reported on by The Goldman Sachs Group, L.P. ("GS Group"), as a parent holding company, are owned by GS Capital Partners, L.P., Stone Street Fund 1994, L.P., Bridge Street Fund 1994, L.P., Stone Street Fund 1995, L.P. and Bridge Street Fund 1995, L.P., each a Delaware limited partnership (and collectively, the "Investing Entities"), or may be deemed to be beneficially owned by Goldman, Sachs & Co. ("Goldman Sachs"), a broker or dealer registered under Section 15 of the Act and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. The general partner, managing general partner or other manager of each of the Investing Entities is an affiliate of GS Group. GS Group is the general partner of and owns a 99% interest in Goldman Sachs. Goldman Sachs is the investment manager for certain of the Investing Entities.


                               Page 9 of 9 pages